June 12, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc.
Amendment No. 6 to the Registration Statement on Form S-1
File No. 333-176097

Ladies and Gentlemen:

On behalf of Chuy’s Holdings, Inc. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 6 to its Registration Statement on Form S-1 (Registration No. 333-176097) (as amended, the “Registration Statement”) contained in the letter dated June 1, 2012. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Page references included in the body of the Company’s responses are to Amendment No. 6.

General

1.	In your next amendment, please revise to provide all the information that may not be excluded pursuant to Rule 430A.

Response:        The Company acknowledges the Staff’s comment and undertakes to provide the information that may not be excluded pursuant to Rule 430A prior to the launch of the road show.

United States Securities and Exchange Commission

June 12, 2012

Our Business Strengths, page 2

2.	Please revise to remove the qualitative statement that you provide the “highest quality food” as you have not substantiated the statement. Also explain what you mean by the term “prototype kitchens” in the second-to-last sentence of the first paragraph. If you only have no walk-in freezers in some of your kitchens, please clarify.

Response:        The Company acknowledges the Staff’s comment and will revise the sentence with “highest quality food” and “prototype kitchens” on pages 2 and 62 to read as set forth below. Additions are reflected by underlining and deletions are reflected by striking through language.

We believe our commitment to serving ~~the highest~~ high-quality food is also evidenced by us serving only Choice quality beef and ~~having no walk-in freezers in our prototype kitchens~~ fresh ingredients.

Deep Rooted and Inspiring Company Culture, page 3.

3.	We note that you believe you have a low annual employee turnover rate. Please revise to provide context for this statement by providing comparative disclosure or remove the statement.

Response:         The Company acknowledges the Staff’s comment and will revise the sentence to remove the reference to “low” annual employee turnover on pages 3 and 63. The revised sentence will read as set forth below. Additions are reflected by underlining and deletions are reflected by striking through language.

We are proud of our ~~This is evidenced by our low~~ annual employee turnover rate at comparable restaurants, which as of March 25, 2012, was 19.8% for managers and 69.3% for hourly employees, and our goal of promoting 40% of restaurant-level managers from within, as well as our solid base of repeat customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 47

Thirteen Weeks Ended March 25, 2012 Compared to Thirteen Weeks Ended March 27, 2011, page 48

4.	We note from the top of page 49 the amounts of stock compensation expense you expect to recognize in connection with option issuances during the second and third quarters of 2012. Please revise to indicate the total amount of compensation expense you expect to incur as a result of these option issuances.

United States Securities and Exchange Commission

June 12, 2012

Response:        The Company acknowledges the Staff’s comment and will supplement the disclosure to indicate the total stock compensation expense the Company expects to incur as a result of the options granted on April 10, 2012. The revised disclosure will read as set forth below. Additions are reflected by underlining.

We expect to incur stock compensation charges of $54,000 and $16,000 in the second and third thirteen weeks of 2012, respectively, as a result of the issuance of these options, and $337,000 in total stock compensation expense over the defined vesting period.

Business, page 61

Restaurant Industry Overview, page 70

5.	Please revise to remove the reference to the percentage of U.S. food expenditures spent in restaurants in 1955 and the compound annual growth rate since 1970 on page 71 as the disclosures do not appear to aid the investors’ understanding of the current market.

Response:        The Company acknowledges the Staff’s comment and will revise the industry overview disclosure to remove the references to 1955 and 1970 information. The revised disclosure will read as set forth below. Additions are reflected by underlining and deletions are reflected by striking through language.

According to the National Restaurant Association (the “NRA”), U.S. restaurant industry sales in 2011 were $610.4 billion and are projected to grow 3.5% to $631.8 billion in 2012, versus U.S. gross domestic product growth of 2.5% in 2012. The $631.8 billion in sales projected in 2012 is composed of 91.0% commercial restaurant services and 9.0% noncommercial restaurant services, which include food service for hospitals, transportation services, schools and other noncommercial outlets. These sales are generated by an estimated 12.9 million restaurant industry employees. According to the NRA, ~~the U.S. restaurant industry has grown at a compound annual growth rate of 6.6% since 1970. R~~restaurant industry sales in the states in which we operate—Texas, Tennessee, Alabama, Kentucky, Indiana, Georgia and Oklahoma—are expected to be approximately $88.9 billion in 2012 with average sales growth of approximately 3.2% ~~according to the NRA~~.

We believe we are well positioned to benefit from several fundamental trends in the restaurant industry and U.S. population. The NRA estimates that 48% of total U.S. food expenditures are currently spent at restaurants~~, up from 25% in 1955; however, this trend may not be representative of the areas in which we operate~~. Analysts believe that ~~the increase in~~ purchases of “food away from home” are ~~is~~ attributable to demographic, economic and lifestyle trends, including the rise in the number of women in the

United States Securities and Exchange Commission

June 12, 2012

workplace, an increase in average household income, an aging U.S. population and an increased willingness by consumers to pay for the convenience of meals prepared outside of their homes. Real disposable personal income, a key driver of restaurant industry sales, is projected to increase 2.0% in 2012, following an increase of 1.0% in 2011. We cannot provide assurance that we will benefit from the aforementioned demographic trends.

Executive and Director Compensation, page 82

Bonus Compensation, page 84

Performance-Based Bonus, page 84

6.	We note your disclosure on page 85 that 80% of your performance bonuses for fiscal year 2011 were determined based on Company Adjusted EBITDA. Please revise to quantify all company-wide performance targets and the company’s actual results as compared to those targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:        The Company acknowledges the Staff’s comment and respectfully submits that the Company omitted the requested disclosure called for by Instruction 4 to Item 402(b) of Regulation S-K based on Section 102 of the Jumpstart Our Business Startups Act (the “JOBS Act”). Section 102 of the JOBS Act provides that an emerging growth company may comply with the disclosure requirements of Item 402 of Regulation S-K by providing the alternative disclosure for smaller reporting companies contained in Item 402(l) – 402(r) of Regulation S-K in lieu of the disclosure in Item 402(b) – 402(k) of Regulation S-K, including the requested information from Instruction 4 to Item 402(b). The Company also omitted the requested disclosure based on Question 7 of the Jumpstart Our Business Startups Act Frequently Asked Questions (published April 16, 2012), which allows an emerging growth company to follow only some of the scaled disclosure provisions for emerging growth companies. The Company qualifies as an emerging growth company under the JOBS Act and has chosen to provide most of the information that it is eligible to omit from the Registration Statement.

United States Securities and Exchange Commission

June 12, 2012

Description of Capital Stock, page 101

General, page 101

7.	We note your disclosure on page 5 that on April 6, 2012 you repurchased approximately $22.4 million of your common stock, series A preferred stock, series B preferred stock and series X preferred stock. Please revise your disclosure here, and throughout, as necessary, to update the number of issued and outstanding shares of your capital stock.

Response:        The Company acknowledges the Staff’s comment and undertakes to revise the disclosure in the prospectus to reflect the updated number of issued and outstanding shares of its capital stock prior to the launch of the road show.

Report of the Independent Registered Public Accounting Firm, page F-2

8.	Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of this registration statement on Form S-1. Also, please revise to indicate the report date and the date for the disclosures included in Note 17 to the audited financial statements. The consent of the independent registered accountant should also be revised to indicate the report date and effective date of the stock split.

Response:        The Company acknowledges the Staff’s comment and undertakes to file a revised report of its independent registered public accounting firm prior to the launch of the road show.

Financial Statements, page F-1

9.	Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response:        The Company acknowledges the Staff’s comment and undertakes to file revised financial statements and related disclosures that give retroactive effect to the reverse stock split prior to the launch of the road show.

Consolidated Balance Sheets, page F-3

10.	We note from page 5 that subsequent to the most recent balance sheet date, $22.4 million of preferred and common stock was repurchased by the company. In this regard, it is staff position that material reductions in equity, such as the repurchase of the preferred and common stock on April 6, 2012, should be reflected in a pro forma condensed consolidated balance sheet presented alongside your historical condensed consolidated balance sheet as of the most recent period presented in the consolidated financial statements. Please revise accordingly.

Response:        The Company acknowledges the Staff’s comment and undertakes to file revised financial statements and related disclosures to reflect the stock repurchase in the pro forma

United States Securities and Exchange Commission

June 12, 2012

consolidated balance sheet presented in the Company’s consolidated financial statements. Additionally, the Company will add supplemental disclosure in Note 1 to its consolidated financial statements that will read as set forth below. Additions are reflected by underlining.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet as of March 25, 2012 reflects the repurchase of              and              shares of common and preferred stock, respectively, totaling $22,425. The shares were repurchased in a repurchase offer made to all stockholders of record of the Company as of March 8, 2012. Each stockholder was entitled to sell their pro rata share of the shares being repurchased based on their percentage ownership of the Company’s capital stock. Unless otherwise agreed between the Company and the selling stockholders, each stockholder was also entitled to sell their pro rata share of the aggregate difference between the total number of shares being repurchased and the number of shares initially tendered. The stock repurchase closed on April 6, 2012. This repurchase reduced total stockholders’ equity and cash by $22,425 and is reflected in the accompanying unaudited pro forma balance sheet as if it occurred on March 25, 2012.

Consolidated Statements of Income, page F-4

11.	Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

Response:        The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the effect of the conversion of the Company’s preferred stock, prior to the launch of the road show.

12.	Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds in excess of current year earnings would be required to fund the $19 million dividend payment and $2 million termination fee paid to the Sponsor in connection with the offering.

Response:        The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the deemed issuance of shares required to fund the dividend payment and termination fee, prior to the launch of the road show.

United States Securities and Exchange Commission

June 12, 2012

Notes to Consolidated Financial Statements, page F-7

11. Stock-Based Compensation, page F-19

13.	Please revise Note 11 to disclose the estimated fair value of your common shares at December 25, 2011 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 25, 2011.

Response:        The Company acknowledges the Staff’s comment and undertakes to revise Note 11 to the Company’s annual financial statements and interim financial statements to disclose the estimated fair value of the Company’s common stock used to determine the aggregate intrinsic value of outstanding and exercisable options prior to the launch of the road show.

United States Securities and Exchange Commission

June 12, 2012

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.
Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc.
Sharon A. Russell, Chief Administrative Officer and Former Chief Financial Officer, Chuy’s Holdings, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP